`      UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

    (Check One) [ ] Form 10-K [ ] Form 20-F  [ ] Form 11-K [ X] Form 10-Q
                [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

     For Period Ended:  March 31, 2006

        [ ] Transition Report on Form 10-K
        [ ] Transition Report on Form 20-F
        [ ] Transition Report on Form 11-K
        [ ] Transition Report on Form 10-Q
        [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

PHC, Inc.
Former Name if Applicable  N/A

200 Lake Street, Suite 102
Address of Principal Executive Office (Street and number)

Peabody, Massachusetts  01960
City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


  [ ] (c) The  accountant's  statement or other exhibit  required by Rule 12b-25
          (c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The addition of new corporate accounting staff in April 2006 has required adidtional time to prepare the information for our new registered public accounting firm's review (see the Company's report on Form 8-K filed with the Commission on March 10, 2006 and amended on March 20, 2006 for details). The new staff was necessitated due to the growth of the Company. This additional preparation time has caused a delay in the reivew of the financial information for the quarter ended March 31, 2006 and the delay in the filing of the March 31, 2006 10-Q.

Part - IV Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

          Paula C. Wurts             (978)               536-2777
             (Name)               (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X]  Yes  [ ] No

See attached press release.

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                    PHC, Inc.
 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 16, 2006                           By:  /s/ Paula C. Wurts
                                                      Chief Financial Officer
                                                      Treasurer and Clerk

           PHC, INC. ANNOUNCES RECORD REVENUES AND NET INCOME FOR ITS
                            FISCAL 2006 THIRD QUARTER


FOR IMMEDIATE RELEASE

Company Contact:           Investor Relations Contact:
___________________        ___________________________
PHC, Inc.                  Hayden Communications, Inc.
Bruce A. Shear             Matthew Hayden
978-536-2777               843-272-4653

>>   Q3FY06 NET INCOME OF $950,549, $0.05  VS. $880,456, $0.05 FOR Q3FY05
>>   Q3FY06  REVENUE  INCREASED  13.6% TO $10.0  MILLION VS. $8.8  MILLION  OVER
     Q3FY05
>>   Q3FY06 NON-PATIENT OPERATIONS REVENUE INCREASED 31.2% OVER Q3FY05
>>   YEAR-TO-DATE REVENUES UP 11.3% FROM THE SAME PERIOD LAST YEAR
>>   COMPANY BREAKS GROUND ON LAS VEGAS HOSPITAL
>> PIVOTAL RESEARCH SIGNS LARGEST CONTRACT IN COMPANY HISTORY - ENTERS PHASE I MARKET
>>   HARMONY AND WELLPLACE ANNOUNCE NEW CONTRACTS TO DRIVE INCREMENTAL GROWTH

Peabody, Mass., May 15, 2006 -- PHC, Inc., d.b.a. Pioneer Behavioral Health (OTC Bulletin Board: PIHC), a leading provider of inpatient and outpatient behavioral health services and pharmaceutical research, today announced its fiscal 2006 third quarter financial results, for the quarter ended March 31, 2006.

Third Quarter and Recent Highlights:

     o Pioneer's Pivotal Research Centers subsidiary recently initiated a large Phase I study with a Fortune 500 global pharmaceutical company. The contract, which is the largest in Pivotal's history and Pivotal's first Major Phase I trial, involves the evaluation of a compound for the treatment of patients with Type 2 (insulin resistant) Diabetes and is anticipated to generate in excess of $1.1 million in revenue for Pivotal, and could be as much as $2 million.

     o Pioneer's Harmony Healthcare subsidiary was awarded a $300,000, 3-year annual contract for Member Assistance Program (MAP) and Mental Health Services for the Teamsters Local 631 Security Fund, effective June 1. The Teamsters Local 631 Security Fund is a multi-employer, Taft-Hartley Trust that provides benefits to approximately 4,900 employee participants in Southern Nevada.

     o Harmony was selected as the EAP and Behavioral Health provider for a number of the larger Casino's in Las Vegas. The new, multi-year contract is effective April 1, and will cover more than 6,500 total employees and more than 13,000 covered lives and is expected to generate in excess of $400,000 in incremental business additions to the existing Harmony Healthcare base of business.

     o Pioneer broke ground for its Seven Hills Behavioral Institute, a 60-bed acute care psychiatric and chemical dependency hospital, located in Henderson, Nevada on March 15, 2006. The facility will increase Pioneer's total number of beds to approximately 250 nationwide and is expected to contribute annualized revenue of approximately $8.5 million when fully operational. The Company expects the facility to be open during the first calendar quarter of 2007.

Financial Results

Total net revenue from operations increased 13.6 percent to $10.0 million compared to $8.8 million for the third quarter last year, and increased 14.4 percent sequentially compared to the $8.7 million for the second fiscal quarter


                                    -- 3 --
of 2006. Net patient care revenue increased 8.3 percent to $7.3 million from the $6.7 million for the same period last year, and increased 12.8 percent sequentially compared to the $6.5 million for the second quarter of fiscal 2006. The increase as compared to last year was primarily due to the addition of the 20 new beds at the Detroit Behavioral Institute, which contributed to a 14.5 percent increase in patient days. Revenue from pharmaceutical studies increased
38.1 percent to $1.5 million for the third quarter compared to $1.1 million for the third quarter last year. Contract support services revenue provided by Wellplace increased 22.9 percent to $1.1 million for the quarter compared to $925,000 for the same quarter last year, which resulted from the October 2005 commencement of a smoking cessation contract with a major government contractor.

Total operating expenses for the quarter increased 13.6 percent to $8.8 million from $7.8 million during the third quarter of last year. Included in this increase, were expenses related to ramping up new programs and services associated with contracts signed during the previous two quarters. In addition, the Company's provision for doubtful accounts increased to $334,248 from $217,756 in the year ago period while the total allowance for doubtful accounts was $3.1 million, compared to $3.2 million as of December 31, 2005. The percentage of bad debt expense to net patient care revenue decreased from 9.8 percent for the quarter ended September 30, 2005, to 7.4 percent for the quarter ended December 31, 2005 to 4.6 percent for the current quarter ended March 31, 2006.

We have made incremental progress in our collection activity as we recognized a trend in sequentially lower bad debt expense as a percentage of patient revenue since the billing issue occurred in the first quarter, confirming our belief that the strength of our payer mix is intact" commented Bruce A. Shear, Pioneer's President and Chief Executive Officer. "We expect to have our new billing system installed by the end of this year and believe it will have a positive impact on operating efficiencies and functionality over the entire organization."

Other notable increases in operating expenses were a 24.2 percent in patient care expense in the Company's pharmaceutical business, a 37.1 percent increase in cost of contract support services and a 16.8 percent increase in administrative expenses as compared to the year ago period. The increase in patient care expense in the pharmaceutical business was necessary to support the Company's over 38 percent revenue growth in this segment. Contract support expenses increased due to the new services provided under the previously announced contracts. Increases in administrative expenses related to personnel for the opening of Detroit Behavioral Institute and pre-construction expenses for the Las Vegas hospital.

Income from operations for the quarter was $1,112,980, above the $982,872 reported for the same period last year. Net income for the three months was $950,549, or $0.05 per fully diluted share (based on 19.2 million shares) compared to net income of $880,456, or $0.05 per fully diluted share (based on
18.7 million shares) for the third quarter last year. The net income for the third quarter of 2006 increased 174.1 percent sequentially from $346,782 reported in the second quarter of 2006. The Company's provision for income taxes was $45,427 for the quarter, versus no provision for income taxes in the prior-year period due to the Company's net operating loss carry-forwards.

"The third fiscal quarter and year-to-date periods represent some of the most important strategic events in the Company's history," Mr. Shear continued. "We reported major announcements in each of our three business units, which collectively will drive future top line growth and profitability, particularly as we enter our 2007 fiscal year. We broke ground on the Seven Hills Medical Complex, our biggest project in the Company's history, a 60-bed acute psychiatric hospital in Las Vegas, and we have already secured commitments from major referral sources to ensure a rapid utilization upon opening the new facility. Similar to our Detroit expansion, we anticipate high demand and census due to the lack of adequate facilities currently available. Our Clinical research division continues to grow, supported by signing its largest contract to date. This significant Phase I contract is expected to yield revenues over a $1 million, which could ultimately be as high as $2 million. Wellplace and Harmony have also contributed with previously announced contracts that will accelerate our growth rate. As our core business continues to grow we anticipate a moderation in overall operating expenses leading to higher future levels of profit and margin improvements."

For the first nine months of fiscal 2006, the Company reported revenue of $27.6 million, an increase of 11.3 percent compared to the $24.8 million for the first nine months of last year. Net patient care revenues were $20.5 million, an


                                    -- 4 --
increase of 8.3 percent compared to the $18.9 million reported for the first nine months of last year. Pharmaceutical study revenues increased 15.6 percent to $3.9 million from the $3.4 million reported for the same period last year. Contract support services revenue increased 28.1 percent to $3.2 million from $2.5 million last year. Total operating expenses were $25.3 million, an increase of 13.9 percent from the $22.2 million for the first nine months of fiscal 2005, including a 83.2 percent increase in the Company's bad debt expense to $1.5 million due to the previously mentioned software billing issue and a 16.9 percent increase in administrative expenses. Income from operations was $2.3 million, a decrease of 11.2 percent compared to the $2.5 million reported last year. Net income for the nine-month period was $1.7 million or $0.09 per fully diluted share (based on 19.2 million shares), compared with net income of $2.1 million or $0.11 per fully diluted share (based on 18.2 million shares) for the same period last year.

The Company reported $957,437 in cash as of March 31, 2006, up from $917,630 on June 30, 2005. Total net receivables from patient care for the third quarter of 2006, were $6.6 million which was a 5.0 percent increase from $6.3 million at June 30, 2005. The Company's balance sheet reported a current ratio of 1.7:1 on March 31, 2006. Stockholders' equity increased 19.1 percent to $10.8 million on March 31, 2006 from $9.1 million on June 30, 2005

Teleconference Information

The Company will conduct a conference call to discuss the fiscal 2006 third quarter results on Monday, May 15, 2006, at 4:30 p.m. Eastern Time. Interested parties within the United States can access the call by dialing 866-825-3209 and international callers may dial 617-213-8061. Please use passcode 80392926. A replay of the call also will be available until May 22, 2006 at 888-286-8010 for callers within the United States, and 617-801-6888 for international callers. Please use passcode 12768524 for the replay. This call is being webcast by CCBN, and can be accessed at PHC, Inc.'s web site at www.phc-inc.com. The webcast is also being distributed over CCBN's Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN's individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents, at www.streetevents.com.

About Pioneer Behavioral Health

Pioneer Behavioral Health operates companies that provide inpatient and outpatient behavioral health care services, clinical research, Internet and telephonic-based referral services. The Companies contract with national insurance companies, government payors, and major transportation and gaming companies, among others, to provide such services. For more information, please visit www.phc-inc.com or www.haydenir.com.

Statement under the Private Securities Litigation Reform Act of 1995:

This press release may include "forward-looking statements" that are subject to risks and uncertainties. Forward-looking statements include information about possible or assumed future results of the operations or the performance of the Company and its future plans and objectives. Various future events or factors may cause the actual results to vary materially from those expressed in any forward-looking statements made in this press release. For a discussion of these factors and risks, see the Company's annual report on Form 10-K for the most recently ended fiscal year.



                                - tables follow -


                                    -- 5 --

                           PHC, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                     March 31,        June 30,
                 ASSETS                                2006             2005
                _______                            ___________      ___________
                                                   (unaudited)
Current assets:
   Cash and cash equivalents                       $   957,437      $  917,630
   Accounts receivable, net of allowance
     for doubtful accounts of
     $3,117,247 at March 31, 2006
     and $1,956,984 at June 30, 2005                 6,601,905       6,265,381
   Pharmaceutical receivables                        1,977,983       1,414,340
   Prepaid expenses                                    521,297         146,988
   Other receivables and advances                      612,196         638,654
   Deferred income tax asset                         1,415,344       1,375,800
                                                   ___________      ___________
       Total current assets                         12,086,162      10,758,793
   Accounts receivable, non-current                     45,000          65,000
   Other receivable                                     97,350          84,422
   Property and equipment, net                       1,865,042       1,516,114
   Deferred financing costs, net of amortization
     of $110,910 at March 31,
     2006 and $76,234 June 30, 2005                    126,262         145,938
   Customer relationships, net of amortization
     of $230,000 at March 31,
     2006 and $140,000 at June 30, 2005              2,170,000       2,260,000
   Goodwill                                          2,704,389       2,648,209
   Other assets                                        506,139         417,172
                                                   ___________      ___________
       Total assets                                $19,600,344    $ 17,895,648
                                                   ===========    ============

      LIABILITIES AND STOCKHOLDERS' EQUITY
      ____________________________________
Current liabilities:
   Accounts payable                                $ 1,618,948    $    907,569
   Current maturities of long-term debt                881,832         769,599
   Revolving credit note                             2,040,605       2,385,629
   Deferred revenue                                    225,290          85,061
   Current portion of obligations under capital
     leases                                             59,265          29,777
   Accrued payroll, payroll taxes and benefits       1,414,659       1,411,653
   Accrued expenses and other liabilities              763,093       1,063,189
                                                   ___________      ___________

       Total current liabilities                     7,003,692       6,652,477
   Long-term debt                                    1,281,275       1,900,022
   Obligations under capital leases                     75,446          12,210
   Deferred tax liability                              244,874         229,000
                                                   ___________      ___________
       Total liabilities                             8,605,287       8,793,709
                                                   ___________      ___________

Stockholders' equity:
   Preferred Stock, 1,000,000 shares authorized,
   none issued or outstanding                               --             --
   Class A common stock, $.01 par value,
     30,000,000 shares authorized, 17,617,764
     and 17,490,818 shares issued at March 31,
     2006 and June 30, 2005, respectively              176,178         174,908
   Class B common stock, $.01 par value,
     2,000,000 shares authorized, 776,962
     and 776,991 issued and outstanding at
     March 31, 2006 and June 30, 2005,
     respectively, each convertible into one
     share of Class A common Stock                       7,769           7,770

 Additional paid-in capital                         23,623,983      23,377,059
   Treasury stock, 199,098 shares and 181,738
     shares of Class A common stock at March
     31, 2006 and June 30, 2005 respectively,
     at cost                                          (191,700)       (155,087)
Accumulated deficit                                (12,621,173)    (14,302,711)
                                                   ___________      ___________
Total stockholders' equity                          10,995,057       9,101,939
Total liabilities and stockholders' equity         $19,600,344     $17,895,648
                                                   ============    ============

                                    -- 6 --

                           PHC, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                              Three Months Ended           Nine Months Ended
                                  March 31,                     March 31,
                              2006         2005          2006            2005
                           __________    _________      __________    __________
Revenues:
  Patient care, net        $7,292,804   $6,734,949     $20,471,140  $18,895,774
  Pharmaceutical studies    1,523,277    1,103,205       3,913,370    3,384,347
  Contract support services 1,137,878      925,528       3,216,788    2,510,277
                           __________    _________      __________    __________

     Total revenues         9,953,959    8,763,682      27,601,298   24,790,398
                           __________    _________      __________    __________

Operating expenses:
  Patient care expenses     3,787,166    3,533,279      10,341,470    9,541,581
  Patient care expenses,
   pharmaceutical             552,477      444,999       1,626,465    1,247,106
  Cost of contract support
   services                   713,438      520,475       1,898,300    1,595,478
  Provision for doubtful
   accounts                   334,248      217,756       1,466,903      800,503
  Administrative expenses   2,815,164    2,410,474       8,193,940    7,008,636
  Administrative expenses,
   pharmaceutical             638,486      653,827       1,810,776    2,049,492
                           __________    _________      __________    __________

     Total operating
       expenses             8,840,979    7,780,810      25,337,854   22,242,796
                           __________    _________      __________    __________

Income from operations       1,112,980      982,872       2,263,444    2,547,602
                           __________    _________      __________    __________
  Other income (expense):
   Interest income             11,281       15,004          49,542       49,535
   Other income                25,309       31,568          57,357       58,060
   Interest expense          (153,594)    (148,988)       (483,150)    (491,840)
                           __________    _________      __________    __________
    Total other expenses,
     net                     (117,004)    (102,416)       (376,251)    (384,245)
                           __________    _________      __________    __________
Income before provision
  for taxes                   995,976      880,456       1,887,193    2,163,357
Provision for income taxes     45,427          --          205,655       98,469
                           __________    _________      __________    __________

Net income                 $  950,549     $880,456      $1,681,538   $2,064,888
                           ==========    =========      ==========    ==========
Basic net income per
  common share             $     0.05   $     0.05      $     0.09   $     0.12
                           ==========    =========      ==========    ==========
Basic weighted average
  number of shares
  outstanding              18,187,750   17,648,412      18,145,789   17,474,155
                           ==========    =========      ==========    ==========
Basic net income per
  common share             $     0.05   $     0.05      $     0.09   $     0.12
                           ==========    =========      ==========    ==========
Basic weighted average
  number of shares
  outstanding              18,187,750   17,648,412      18,145,789   17,474,155
                           ==========    =========      ==========    ==========
Fully diluted net income
  per common share         $     0.05   $     0.05      $     0.09   $     0.11
                           ==========    =========      ==========    ==========
Fully diluted weighted
  average number of
  shares outstanding       19,212,589   18,690,012      19,242,777   18,234,480
                           ==========    =========      ==========   ===========

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